August 9, 2005


TO HOLDERS OF UNITS OF
AMERICAN REPUBLIC REALTY FUND I

     Re: Offer to Purchase 100% of Units for $200 Per Unit

Dear Unit Holder:

     This  letter is to inform you that we have  extended  our OFFER TO PURCHASE the limited partnership interests AMERICAN REPUBLIC REALTY FUND I (the "Partnership") at a cash purchase price of $200 per Unit, without interest, less the amount of distributions made to you after the date of the Offer and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $50 per transfer (regardless of the number of units transferred).

     We are now offering to purchase ALL (100%) of the Units and we have extended the Offer so that it is now scheduled to expire on Thursday, August 25, 2005.

     Please consider the following points:

     o The Partnership's general partner has stated that it does not plan any property sale until the mortgage loans can be paid off without penalty; i.e., after May 2007.

     o The Partnership's general partner has made no recommendation for or against the Offer, recognizing that there is no active trading market for the Units and Unit Holders do not have a readily available means of liquidating their investment; and also noting that "current market conditions and levels of income and expense [of the Partnership's properties] . . . are likely to change" and a material change would affect the value of the properties.

     o The Offer is $25 per Unit (14%) more than the highest prior third-party offer for Units of which Purchaser is aware (which we made on July 2, 2004), based on a review of public SEC filings. In a private purchase, the Purchaser's affiliate acquired a substantial block of Units for $225 per Unit, in October 2004.

     We urge you to read thoroughly the Offer to Purchase and the enclosed materials (which amend information provided to you previously). To tender, please return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     You will get this letter even if we have already received your agreement - if you have already sent in your agreement, you do not need to do anything else to accept our Offer unless we have separately notified you of a specific deficiency. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613.

                                        Very truly yours,

                                        EVEREST PROPERTIES II, LLC